UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number 001-36866

SUMMIT THERAPEUTICS PLC

(Translation of registrant’s name into English)

136a Eastern Avenue

Milton Park, Abingdon

Oxfordshire OX14 4SB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On September 8, 2017, Summit (Oxford) Limited, a wholly owned subsidiary of Summit Therapeutics plc (the “Company”), was awarded a contract from the U.S. Biomedical Advanced Research and Development Authority (“BARDA”), an agency of the U.S. government’s Department of Health and Human Services’ Office of the Assistant Secretary for Preparedness and Response, to fund, in part, the clinical and regulatory development of ridinilazole, the Company’s product candidate for the treatment of Clostridium difficile infections (“CDI”). The contract includes an approximate 12-month base period with federal government funding of approximately $32 million. In addition, there are three option work segments that, if exercised in full by BARDA, would increase the total federal government funding under the contract to approximately $62 million.

The contract provides for a cost-sharing arrangement under which BARDA would fund a specified portion of estimated costs for the continued clinical and regulatory development of ridinilazole for CDI. Under this cost sharing arrangement, the Company is responsible for a portion of the costs associated with each segment of work, including any costs in excess of the estimated amounts. If all option work segments are exercised by BARDA, the contract would run into 2022, unless extended by the contracting parties.

During the base period of the contract, BARDA has agreed to fund, in part, activities for the Company’s two planned Phase 3 clinical trials of ridinilazole, including obtaining requisite regulatory approvals for the opening of trial sites, arranging for the manufacture of clinical supply of ridinilazole and engaging third-party contract research organizations to conduct the planned clinical trials including initial patient enrollment and treatment.

The three option work segments, if exercised in full, would provide for up to an additional $30 million of funding from BARDA and would support the development of ridinilazole through to the potential submission of applications for marketing approval. Activities to be covered by the three option work segments include the completion of patient enrollment and treatment in the Company’s two planned Phase 3 clinical trials and the delivery of final reports related to both trials; drug manufacturing-related enabling activities for the submission of applications for marketing approval; and the preparation, submission and review of applications for marketing approvals of ridinilazole for CDI in the United States.

Each of the three option work segments is an independent, discrete work segment that is eligible to be exercised, in BARDA’s sole discretion, upon the completion of agreed-upon milestones and deliverables. The work segments have overlapping periods of performance and various expected start dates from in 2018 for the first and second option work segments, to an expected start date in 2020 for the third option work segment. If BARDA exercises all three option work segments, the estimated period of performance of the agreement would continue into 2022, unless extended by the contracting parties.

The contract specifies the plan of activities to be conducted under the contract. In addition to its obligations to conduct the activities provided for by the plan, the Company is obligated to satisfy various federal reporting requirements, addressing clinical progress, technical issues, and intellectual property and financial matters. Payments to the Company under the contract are expected to be made monthly after the Company invoices BARDA for allowable costs that have been incurred.

BARDA may terminate the agreement upon the uncured default in the Company’s performance under the agreement, or at any time if the contracting officer determines that it is in the government’s interest to terminate the agreement.

Under standard U.S. government contracting terms, the U.S. government receives only limited rights for government use of certain of the Company’s pre-existing data and certain data produced with non-federal funding, to the extent such data are required for delivery to BARDA under the contract. The U.S. government receives unlimited rights to use and disclose new data first produced under the contract with BARDA. The Company currently has exclusive worldwide commercialization rights to ridinilazole and retains these rights under the BARDA contract. However, the U.S. government is entitled to a nonexclusive, nontransferable, worldwide, royalty-free license to practice or have practiced any patent on an invention that is conceived or first reduced to practice under the contract, which is referred to as a subject invention.

In addition, the U.S. government may obtain additional rights if the Company does not elect to retain ownership of a subject invention or if it does not satisfy certain disclosure and patent prosecution obligations with respect to a subject invention. Furthermore, the government is entitled to march-in rights under the Company’s contract with BARDA. March-in rights permit the U.S. government to require that the Company grant a license to a subject invention to a third party if the Company has not taken effective steps to achieve practical application of the invention within a reasonable time; if such action is necessary to meet health and safety needs and/or requirements for public use that the Company is not meeting; or if the Company has not obtained from any exclusive licensee the required agreement for manufacturing such invention substantially in the United States or a waiver of this requirement.

The foregoing description of certain terms of the BARDA contract does not purport to be complete and is qualified in its entirety by reference to the BARDA contract that the Company intends to file as an exhibit to its Annual Report on Form 20-F for the fiscal year ending January 31, 2018.

The press release announcing the award of the BARDA contract is attached hereto as Exhibit 99.1.

Forward-looking Statements

Any statements in this report about the Company’s future expectations, plans and prospects, including but not limited to, statements about the potential benefits and future operation of the BARDA contract, including any potential future payments thereunder, the clinical and preclinical development of the Company’s product candidates and the potential for their commercialization, the therapeutic potential of the Company’s product candidates, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals, any other potential third-party collaborations, expectations regarding the sufficiency of the Company’s cash resources to fund operating expenses and capital expenditures and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the ability of BARDA to terminate its contract with the Company for convenience at any time, the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that the Company makes with the Securities and Exchange Commission including the Company’s Annual Report on Form 20-F for the fiscal year ended January 31, 2017. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this report represent the Company’s views only as of the date of this report and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this Report on Form 6-K.

The information in this Report on Form 6-K, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT THERAPEUTICS PLC

By:	/s/ Erik Ostrowski
Erik Ostrowski
Chief Financial Officer

Date: September 11, 2017

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated September 11, 2017